UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-117070

Impac Companies 401(k) Plan

(Exact name of registrant as specified in its charter)

Telephone:  (949) 475-3600

Address:  19500 Jamboree Road, Irvine, CA 92612

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests of the Impac Companies 401(k) Plan

(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 122

Explanatory Note:  The purposes of this Amendment No. 1 is to clarify that Impac Mortgage Holdings, Inc.’s duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), remains with respect to its common stock, $0.01 par value per share, and that its common stock remains registered pursuant to Section 12(g) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Impac Companies 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 2, 2009	By:	/s/ Sheralee Urbano
			Name:	Sheralee Urbano
			Title:	Vice President, Human resources

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (3-99)     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.